 As filed with the Securities and Exchange Commission on August 26, 2015

Registration No. 333-205882

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________

AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

_________________________________

State of Israel

(Name of Registrant)

_________________________________

Name and address of authorized agent in the United States:

Avi Braf

Chief Fiscal Officer for the Western Hemisphere

Ministry of Finance

State of Israel

800 Second Avenue, 17th floor

New York, New York 10017

Copy to:

Steven G. Tepper, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

_________________________________

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

The debt securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

_________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Aggregate Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2) (3)	Amount of Registration Fee(4)
Debt Securities	$3,000,000,000	100%	$3,000,000,000	$267,217

(1) Estimated solely for the purpose of calculating the registration fee.

(2) Exclusive of accrued interest, if any.

(3) Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities having an aggregate principal amount of $700,374,217 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-188412 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

(4) The $267,217 paid by the Registrant with this Registration Statement relates to debt securities having an aggregate principal amount of $2,299,625,783 or the equivalent thereof in one or more other currencies or currency units, being registered hereby. The registration fee with respect to the Registrant’s $700,374,217 aggregate principal amount of debt securities registered under Registration Statement No. 333-188412 filed on May 7, 2013 was paid at the time such Registration Statement was filed.

_______________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities having an aggregate principal amount of $700,374,217 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-188412 under Schedule B and not previously sold in the United States.  In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

EXPLANATORY NOTE

The Registrant has prepared this Amendment No. 1 to the Registration Statement under Schedule B (File No. 333-205882) for the purpose of revising the “Calculation of Registration Fee” table on the cover page to the Registration Statement. This Amendment No. 1 does not modify any provisions of the Prospectus that forms a part of the Registration Statement and accordingly such Prospectus has not been included herein.

Part II

EXPENSES

The following is an estimate of the fees and expenses of the State of Israel in connection with the offering of the debt securities that are the subject of this Registration Statement:

Securities and Exchange Commission filing fee	$267,217
Costs of printing and preparing Registration Statement, Prospectus and other documents	$50,000*
Fiscal agent fees and expenses	$6,250,000*
Legal fees	$75,000*
Blue sky fees and expenses	$760,000*
Miscellaneous	$30,000*
Total	$7,432,217

____________________

*	Estimated.

UNDERTAKINGS

Israel hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)	To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however , that Israel shall not be required to file a post-effective amendment otherwise required by (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of Israel’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINIONS

The Registrant hereby agrees to furnish copies of the opinions of the Legal Advisor to the Ministry of Finance, as required, in amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

1.	Facing sheet.

2.	Part I, consisting of the Prospectus.

3.	Part II, consisting of pages numbered II-1 through II-4

4.	The following Exhibits:

(1)	Master Underwriting Agreement, dated December 31, 2013 between the State of Israel and Development Corporation for Israel (Supplements not provided).*
(1B)	First Amendment, dated December 31, 2014 to the Master Underwriting Agreement between the State of Israel and Development Corporation for Israel.

(2)	Amended and Restated Master Fiscal Agency Agreement, dated December 24, 2013 between the State of Israel, Computershare Inc. and Computershare Trust Company, N.A. (Schedules not provided).**

(3)	Form of Bonds.***
(4)	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel.

(5)	Opinion of Arnold & Porter LLP.

(6)	The consent of the Legal Advisor to the Ministry of Finance of the State of Israel (included as part of Exhibit 4(4)).

(7)	The consent of Arnold & Porter LLP (contained in Exhibit 4(5)).

(8)	The consent of the Accountant General of the Ministry of Finance.

____________________

*	Previously filed on March 26, 2014 as Exhibit E to Amendment No. 1 to the Annual Report for the Fiscal Year ended December 31, 2012 (File No. 002-94917) and incorporated by reference herein.
**	Previously filed on March 26, 2014 as Exhibit F to Amendment No. 1 to the Annual Report for the Fiscal Year ended December 31, 2012 (File No. 002-94917) and incorporated by reference herein.
***	Previously filed on March 26, 2014 as Exhibit G to Amendment No. 1 to the Annual Report for the Fiscal Year ended December 31, 2012 (File No. 002-94917) and incorporated by reference herein.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, who are duly authorized to execute the foregoing in their official capacity as Chief Fiscal Officer for the Western Hemisphere and Deputy Chief Fiscal Officer for the Western Hemisphere, of the Ministry of Finance of the State of Israel, respectively.

STATE OF ISRAEL

By: /s/ Avi Braf
Avi Braf
Chief Fiscal Officer for the
Western Hemisphere
Ministry of Finance

By: /s/ Shay Zafran
Shay Zafran
Deputy Chief Fiscal Officer for the
Western Hemisphere
Ministry of Finance

New York, New York

August 26, 2015

II-4